PINE VALLEY ANNOUNCES FISCAL 2006 RESULTS

VANCOUVER, BRITISH COLUMBIA, June 22, 2006 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) announces its results for the year ended March 31, 2006.  The Company’s audited consolidated financial statements, its management’s discussion and analysis (“MD&A”) and its Form 20-F are available under the company profile on SEDAR at www.sedar.com or may be accessed through the Company web site at www.pinevalleycoal.com.

Graham Mackenzie, President & Chief Executive Officer of Pine Valley, will host a conference call and webcast to discuss the annual results on Friday, June 23, 2006 at 8:00 a.m. PDT / 11:00am EDT.

The call can be accessed by calling the operator at 416-695-5261 or toll free on 1-877-888-4210 prior to the scheduled start time. A playback version of the call will be available for two weeks up to July 7, 2006 at 416-695-5275 or North America toll free 1-888-509-0081, using passcode 626050.

A live webcast of the call will be available via a link at the Company’s web site -  www.pinevalleycoal.com.

Highlights of Annual Results

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Revenues from coal sales for the year ended March 31, 2006 were $59.458 million, representing 601,175 tonnes of pulverized coal injection (“PCI”) metallurgical coal product at an average price of $98.90 (US$82.94) per tonne.

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The Company produced 674,622 tonnes of PCI product. Cash cost of production for product coal to the port was $70.09 per tonne.

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Operating profit for the year was $8.382 million and positive cash flows of $8.142 million were realized from mining activities.

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Net income for the year was $0.608 million or $0.01 per share.

Highlights of Fourth Quarter Fiscal 2006 Results

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Revenues from coal sales for the three months ended March 31, 2006 were $18.216 million, representing 154,997 tonnes of PCI metallurgical coal product at an average price of $117.52 (US$101.40) per tonne.

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The Company produced 131,029 tonnes of PCI and coking coal product. Cash cost of production for product coal to the port was $86.62 per tonne.

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Operating profit for the fourth quarter was $1.692 million and positive cash flows of $2.826 million were realized from mining activities.

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Net loss for the quarter was $0.674 million or $0.01 per share.

Other

As announced in a separate news release earlier today, the Board of Directors has accepted the resignation of Mr. Graham Mackenzie from the position of President and CEO for personal reasons. Mr. Mackenzie will remain as a Director of the Company. Upon the effective date of Mr. Mackenzie’s resignation, Mr. Robert Bell, the Company’s current Executive Vice President and Chief Operating Officer, will be appointed as President and CEO.

Mr. Bell joined the Company on February 27, 2006 from Luscar Ltd., where he served as Vice President Marketing. Mr. Bell has held a variety of engineering, operations, finance and marketing positions over his 25 years of involvement in the mining industry. He graduated from McGill University with a mining engineering degree and earned a Masters of Business Administration from Queen’s University. He entered the coal industry in 1988 and served two years as Chairman of the Coal Association of Canada in addition to his corporate responsibilities.

SUMMARY – Presented in accordance with Canadian GAAP

(Thousands of dollars, except per unit amounts)	Year ended March 31,
	2006	2005	2004
Statement of operations
Revenues	$ 59,458	$ 19,675	$ -
Income before undernoted items	8,382	1,564	-
Income (loss) before other income (expenses) and income taxes	1,757	(1,518)	(1,056)
Foreign exchange and derivatives gain	1,360	2,006	30
Interest and financing	(2,018)	(889)	(84)
Mining taxes expense	(207)	(45)	-
Future income taxes expense	(299)	(32)	-
Net income (loss)	$ 608	$ (453)	$ (1,113)

Basic and diluted income (loss) per share	$ 0.01	$ (0.01)	$ (0.03)

Coal production (tonnes)	674,622	377,099	-
Coal sales (tonnes)	601,175	289,681	-
Average US$ coal price (per tonne)	$ 82.94	$ 55.35	-
Average CDN$ coal price (per tonne)	$ 98.90	$ 67.92	-

Balance Sheet
Total assets	$ 82,129	$ 59,856	$ 16,931
Total liabilities	$ 34,122	$ 31,579	$ 4,880
Shareholders’ equity	$ 48,007	$ 28,277	$ 12,051

Results of Operations

Revenues from coal sales for the year ended March 31, 2006 were $59.458 million based upon 601,175 tonnes of PCI product shipped to customers and representing an increase from the prior year of $39.783 million or approximately 202%. The realized average sales price for the year was $98.90 per tonne (US$82.94) compared to $67.92 (US$55.35) for fiscal 2005.

The Company utilizes a non-GAAP financial measure to determine the production cost per tonne of coal sold, which includes all direct mining, processing and transportation costs to bring the coal to the port. This financial measure enables the Company to determine its average cost of production and hence efficiency with regard to mining and transportation operations, without the effect of selling costs, compliance and new product sampling costs, general and administrative overhead and non-cash charges such as depletion and depreciation, such items being outside the direct control of the mine operations. Utilizing this measure, the cash cost per tonne for product sold in the year relating to direct costs for mining, processing, transport and port receiving charges (the “production cost”) was $70.09 (compared to $53.21 for the preceding year). To facilitate a better understanding of this measure a reconciliation of this factor to the audited consolidated financial statements “mining and transportation costs” for the period ended March 31, 2006 is provided in the table below.

Non-GAAP production statistics (unaudited)

	Year ended March 31,
(Thousands of dollars, except per unit amounts)	2006	2005

Coal sales (tonnes)	601,175	289,681
Product coal produced (tonnes)	674,622	377,099

Mining and transportation costs	$ 44,213	$16,239
Less: Selling and non-production costs included in mining and transportation	$ (2,080)	$ (826)
Mining, transportation and port receiving costs	$ 42,133	$ 15,413

Mining, transportation and port receiving cash costs (per tonne)	$ 70.09	$ 53.21

Total cost of operations for the year ended March 31, 2006, was $51.076 million compared to $18.111 million for the year ended March 31, 2005. The increase in production cost is attributable to the following significant factors with regards to the mining and facility operating costs:

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Average strip ratios relating to product sold during the year ended March 31, 2005 were 5.63:1 compared to 7.85:1 for the year ended March 31, 2006. The impact of these higher strip ratios amounted to an increased cost per tonne of approximately $11.30 for the March 31, 2006 year. Strip ratios have been running at higher than anticipated levels over recent periods due to an anticline roll in a PCI coal seam that required additional overburden removal.

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As part of the ongoing negotiations with the Company’s mining contractor (Tercon Construction Ltd.) revised coal and waste mining rates became effective in September 2005. These revised rates contributed to an increase of approximately $1.60 per tonne for coal sold in the year ended March 31, 2006 compared to the immediately preceding year. The increased rates charged by Tercon are directly affected by the mining strip ratios.

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Approximately $2.40 per tonne relates to increased costs as a result of the Company operating both a raw coal crushing and handling facility and a washplant during the year ended March 31, 2006. The crushing and handling facility was completed in February 2005 and the washplant in December 2005.

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The Company continued to incur the cost of fuel surcharges which reflect the continued high commodity cost of oil in world markets. These surcharges relate to both rail and services provided by the Company’s mining contractor. The total fuel surcharge costs in the year ended March 31, 2006 amounted to $3.47 per tonne of product coal sold compared to $0.95 per tonne for the year ended March 31, 2005. These fuel surcharge costs are included in the Company’s production cost per tonne.

Selling costs for the year totalled $4.03 per tonne ($3.83 for the year ended March 31, 2005). These costs include selling commissions, port charges relating to vessel loading and costs associated with coal sampling. Selling costs were higher on a per tonne basis compared to the prior year primarily as a result of comparatively higher commission costs based on the higher average sales price realized compared to the year ended March 31, 2005. Administrative/amortization costs totalled a combined $8.54 per tonne ($3.36 for the year ended March 31, 2005).The increase in administrative/amortization per tonne costs relates to the increased charges for depreciation of plant and equipment given the full year of operations in fiscal 2006.

General and administrative expenses not directly related to mining operations at the Willow Creek mine totalled $6.625 million for the year ended March 31, 2006. This represents an increase of $3.543 million from the equivalent period in the prior year. The increase can be attributed to the significantly higher activity level within the Company as it has developed and added to its infrastructure as well as performing more activities in all areas of the business as operational activities developed.

Salaries and stock-based compensation for the year ended March 31, 2006 increased by $2.628 million compared to the prior year. Stock-based compensation expense increased by $2.3 million for the year ended March 31, 2006 compared to the year ended March 31, 2005. The overall increased salary and stock-based compensation costs arose as a result of the Company’s decision to enhance its management capabilities through the addition of new personnel during and subsequent to the fourth quarter of the fiscal year ended March 31, 2005 and as part of the Company issuing further stock options to key team members in March 2006 so as to retain key personnel in light of escalating wages and in context of a tight labour market for experienced mining personnel.

Office and general expenses increased from $171,000 for the year ended March 31, 2005 to $770,000 in the current year. The increased expenditures are reflective of the increased volume of activity at the Company and specific additional areas are insurance coverage (primarily Directors and Officers liability and property insurance for the mine infrastructure) and travel costs required as part of the Company’s ongoing activities to maintain ongoing dialogue with customers and the investment community.

Filing and transfer agent fees increased during the year ended March 31, 2006 to $252,000 from $88,000 in the prior year. These additional costs reflect the Company’s successful application to graduate to the TSX during the year.

Interest and financing costs increased by $1.129 million for the year ended March 31, 2006 compared to the prior year as the Company carried higher levels of debt to fund completion of the Willow Creek mine’s infrastructure.  During the period from October 1, 2004 to March 31, 2006, the Company’s overall term debt and operating line utilization increased from $9.808 million to $16.012 million which increased interest costs. The Company also incurred increased financing costs pursuant to its negotiations with several potential lenders during the current fiscal year and the note from The Rockside Foundation for which bonus shares have been included as financing fees.

The Company recorded a gain on foreign exchange of $1.36 million for year ended March 31, 2006 ($2.006 million for the year ended March 31, 2005). As the Company’s debt consists primarily of US dollar loans, the weakening of the US dollar relative to the Canadian dollar has resulted in an unrealized exchange gain to the Company. During the year, the US to Canadian dollar exchange rate moved from 1.21 to 1.16, while the prior year ended March 31, 2005 saw the exchange rate move from 1.31 to 1.21. The gain in the current year was less than that experienced in 2005 due to the relatively smaller exchange rate movement.

The Company has recognized a future income tax expense of $0.299 million for the year ended March 31, 2006 (2005 - $32,000). The Company has also recognized a mining tax expense of $0.207 million relating to British Columbia Mineral Taxes for mining activities at the Willow Creek mine. The amounts recognized by the Company are estimates subject to a variety of factors that could impact the exact rate at which the Company is taxable, including, but not limited to, its ability to continue to achieve profitable operations, the availability and use of its income tax loss carryforwards and other tax assets.

As a result of the foregoing, the Company realized consolidated net income for the year ended March 31, 2006 of $0.608 million (or $0.01 per share) as compared to net loss of $0.453 million for the year ended March 31, 2005.

Fourth Quarter

Fourth quarter revenues were $18.216 million (on 154,997 tonnes of product sold) compared to the fourth quarter of the prior fiscal year with revenues of $7.223 million (on 97,402 tonnes). The average sales price increased from US$60.32 (CAD$74.15) to US$101.40 (CAD$117.52) for the quarter ended March 31, 2006 compared to the prior year equivalent period representing the higher coal sales prices negotiated for the 2006 fiscal year. This increase in sales price was mitigated, to some extent, as a result of the stronger Canadian dollar.

Sales for the quarter ended March 31, 2006 were lower than anticipated as a result of a shipment being pushed back into April due to a vessel delay. It is not unusual for variation in the timing of shipments to occur as a result of customer scheduling, vessel delays and port congestion. The average sales price realized in the quarter ended March 31, 2006 was US$101.40 per tonne, being reflective of the sales contracts entered into during the 2006 fiscal year without any impact of carryover tonnage from prior years.

The Company previously indicated that production for the quarter ended March 31, 2006 would approximate 240,000 tonnes. Actual production for the quarter amounted to 131,029 tonnes. The shortfall in production arose following the decision to reduce production from late February to better match production rates to changes in the shipping schedule, to minimize working capital requirements and in order to more fully focus efforts on developing the coking coal pit so as to be in a better position to bring the Willow Creek coking coal to market.

Production costs can vary on a quarterly basis as a result of varied mining conditions such as the timing of overburden removal and waste mining. As the Company accounts for these changes in mining strip ratios on a current basis the value of its inventory can change dramatically between reporting periods. As previously disclosed, the Company continued to experience an elevated strip ratio, and accordingly, higher cost of production per tonne during the quarter ended March 31, 2006 (strip ratio of 8.54:1 compared to 8.43:1 for the quarter ended December 31, 2005).

The reported production costs per tonne for the quarter ended March 31, 2006 increased from prior periods as a result of the Company incurring a write-down to the carrying value of inventory of $0.372 million following the conclusion of the PCI price negotiations for the fiscal year commencing April 1, 2006. The amounts written down related to coal mined in earlier periods in the year with strip ratios and costs incurred as a result of conditions at that point in time. In addition, the Company incurred additional costs totaling approximately $0.39 million relating to mining coking coal areas of the Willow Creek Mine where the costs were expensed in the period, including the removal of oxidized coal which was exposed near the surface prior to mining, such coal not being suitable for sale as coking coal.

Construction of coal preparation plant

Commissioning of the coal preparation plant commenced on October 10, 2005 and was completed in December 2005. The total cost of the plant and related capital additions is as follows:

Component	Cost (’000s)

Building	$ 4,122
Equipment	4,296
Engineering	2,273
Tailings pond	875
Water	273
Capitalized interest	693
TOTAL	$12,532

The major elements for construction of the plant had been awarded to the Sedgman Group of Companies (“Sedgman”) for a contracted cost of US$8.456 million ($9.809 million at an exchange rate of 1.16 Canadian to the $1.00 US), inclusive of the maximum achievable bonus for early completion. The actual Sedgman amount included in the costs above was US$8.219 million. The total budgeted cost for the coal preparation plant was $11.7 million (excluding capitalized interest charges).

With the completion of the coal preparation plant the Company has the necessary infrastructure in place to be able to meet its planned production of approximately 1.2 million tonnes for the year commencing April 1, 2006. Achieving these production rates is dependent upon receipt of approval for the amendment to the Company’s current mine permit which is discussed in the “Outlook” section below.

Development of coking coal product

The Company commenced the initial overburden removal on its coking coal seams in October 2005 in order to extract a small amount of coking coal to wash in production mode following completion of the coal preparation plant late in 2005. This enabled the Company to perform sample analysis and provide drum samples to current and interested prospective customers. The Company sent samples to a highly respected independent laboratory to conduct coking tests on the product. Both the test results and feedback from customers have been favourable, indicating that the coking coal produced at the Willow Creek mine compares with the best quality coals produced in Canada.

In early June 2006, subsequent to the fiscal year end, the Company successfully completed its first commercial coking coal shipment from the Willow Creek mine, loading approximately 50,000 tonnes of coking coal for a European customer.

Exploration of Pine Pass Property

As previously announced, in May 2005, the Company initiated a drill program to further define Pine Pass reserves for mining and reporting purposes to National Instrument 43-101 standards, provide geological data to develop a mine plan and initiate environmental testing necessary to obtain mine permits. This is viewed as a key medium-term objective in order to continue to develop the Company and add shareholder value.  The budget assigned to the initial phase of the drill program was $2.75 million and as of March 31, 2006, $2.722 million had been incurred. An additional $0.872 million has been expended on the property to obtain background information that will be required for future permit applications, to comply with necessary environmental obligations and for consultants to manage the project and perform analysis on the samples drilled.

Final drilling was completed in early November 2005 and the Company has engaged an independent consultant to complete more detailed reserves definition for Pine Pass and a mine plan. The Company will also be required to perform extensive environmental analysis and apply for a mine permit prior to production commencing. These events are not certain to occur and could delay any plans to bring the Pine Pass property into production.

Willow Creek Reserves

The Company issued an updated Technical Report that determined increased coal reserves at its Willow Creek mine. The revised reserve represents an increase of more than 35% in saleable product coal to 14.798 million tonnes (“Mt”) compared to 10.859 Mt reported in the Company’s previous Technical Report filed on SEDAR in July 2005 (as reconciled for subsequent mining activity). Of the increase in reported saleable product, 3.679 Mt relate to coking coal and 0.26 Mt to PCI taking the total for each type of saleable product coal to 7.722 Mt and 7.076 Mt respectively.

The updated Technical Report is based upon revised detailed pit design and economic analyses. The table below summarizes and reconciles the revised coal reserves at the Willow Creek Mine:

Category	Recoverable (‘000’s tonnes)	Saleable (‘000’s tonnes)

Current Reserves (1)	19,083	14,798
Previous Reserves (2)	13,531	10,859

Increased Reserves	5,552	3,939

(1) Total measured and indicated reserves at January 1, 2006 per updated Technical Report of March 2006.

(2) Total measured and indicated reserves at March 31, 2005 per Technical Report of July 2005 less coal mined for the period from April 1, 2005 to December 31, 2005.

The saleable coal volumes as split between coking and PCI coal have been revised as follows:

Category	Coking (‘000’s tonnes)	PCI (‘000’s tonnes)

Current Saleable	7,722	7,076
Previous Saleable	4,043	6,816

Increased Saleable	3,679	260

The additional coking coal reserves arise as a result of expanding the boundaries of the mining area from the previous plan using economic analysis based upon prevailing market prices and anticipated future mining costs. The increase to the PCI reserves results from the reclassification of Seam 3 from coking coal to PCI. The average stripping ratio for the reported reserves is 5.0 bcm of waste per tonne of recoverable reserve.

The Technical Report has been developed, in compliance with National Instrument 43-101, by the Independent Qualified Persons Mr. Robert J. Morris, M.Sc., P.Geo. and Mr. James H. Gray, P.Eng., who have reviewed and approved this statement.

The updated reserves at the Willow Creek mine support the Company’s intention to increase coking coal as a percentage of total sales as it seeks to develop new markets and increase contracted tonnage commitments.

Graduation to the TSX

On December 22, 2005 the Company commenced trading on the Toronto Stock Exchange (“TSX”) under the symbol PVM. The Company de-listed from the TSX Venture Exchange on December 21, 2005. A total of 85,643,145 common shares of the Company were listed on the TSX, of which 75,702,878 were available for trading with 9,940,267 common shares reserved for future issue.

Financing

The Company has engaged in a variety of significant financing activities during and subsequent to the year ended March 31, 2006. In summary, financing activities included the following items:

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Repayment of the final $1 million due to Mitsui Matsushima Canada Ltd.;

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Repayment of the Company’s facility with Marubeni Corporation;

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Entering into a working capital credit facility of up to $20 million with Royal Bank Asset Based Finance, a Division of Royal Bank of Canada; and

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Completing two private placements for total gross proceeds of $15.138 million.

In addition, the Company has obtained an extension on its loan from The Rockside Foundation from June 30, 2006 to September 30, 2006 and is currently seeking to obtain additional debt financing, having entered into an engagement letter with an independent financial advisor.

As at March 31, 2006, the Company had cash of $0.817 million and a working capital deficiency of $11.839 million compared to cash and a working capital deficiency of $2.2 million and $9.742 million at March 31, 2005 respectively.  This deficit reflects the classification on the entire $16.012 million of the Company’s indebtedness as a current liability of March 31, 2006. The Company’s outstanding indebtedness consists primarily of borrowings from Royal Bank Asset Based Finance, a Division of Royal Bank of Canada (“Royal Bank” or “Bank”) and The Rockside Foundation (“Rockside”) used to fund capital expenditures, general and administrative expenses, and working capital for the development of the Willow Creek Coal Mine.

The Company realized cash inflows from operating activities of $8.142 million for the year ended March 31, 2006 compared to negative cash flows of $3.63 million for the year ended March 31, 2005.

The Company increased the quantity of inventory on hand as at March 31, 2006 compared to prior periods as a result of anticipated shipments to customers in early April 2006. This resulted in increased working capital requirements which were offset by increased accounts payable and accrued liabilities at March 31, 2006.

Financing activities provided net cash inflows of $10.228 million for the year. Net loan receipts of $5.675 million were drawn on the Royal Bank operating line (out of a total facility of $20 million).  For the year ended March 31, 2006, the Company incurred cash expenditures of $0.466 million related to fees incurred negotiating with financial institutions for an operating line of credit. The Company continued to make substantial payments on investing activities related to the construction of its coal preparation plant and the exploration program on Pine Pass. This resulted in cash outflows of $19.762 million for the year.

The result of these cash flows was a decrease in cash for the year ended March 31, 2006 of $1.383 million, after incorporating the effect of the foreign exchange rate on cash.  The Company continues to monitor its cash flows closely so as to ensure that amounts drawn on its Royal Bank operating line are sufficient for current operational purposes.

On June 15, 2006, the Company’s loan from Rockside was amended such that the terms of repayment were extended from June 30, 2006 to September 30, 2006. In addition, the Company has retained an independent financial advisor to assist it, on a best efforts basis, in securing additional debt financing. The completion of any transaction resulting from this engagement will be subject to certain conditions including the completion of due diligence processes and negotiation of documentation. Any debt offered as part of any financing will not be registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

There can be no assurance that alternate financing, or any additional debt or equity financing that the Company may require in future periods, will be available in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.

To date, while the Company has overall realized cash inflows from sales of its PCI product, it has continued to depend upon debt and equity financing in order to fund exploration and development programs and its working capital requirements. To the extent that the Company’s cash flow from operations is lower than expected, it will have to continue its reliance upon equity issuances and debt to fund operations.

Outlook

The Company’s financial results are highly dependent upon factors including supply and demand in both the steel and metallurgical coal markets, coal prices, production and sales volumes, the U.S./Canadian dollar exchange rate and production costs (including strip ratios).

Sales and Marketing Initiatives

Sales of the Company’s coal products are generally made under long-term contracts for which annual prices are negotiated and settled. Typically, these settlements are made in advance of the commencement of the coal year on April 1. While trial sales to new customers are generally made under short term agreements, successful trials often lead to longer term contract discussions. The market outlook has been and continues to be affected by the steel mills generally overbuying coal during the fiscal year ending March 31, 2006 in anticipation of supply disruptions experienced in prior years. However, there were no significant supply disruptions during the year. Furthermore, some steel mills decreased their production for a period during the year ended March 31, 2006 in response to an apparent development of steel over-supply. As a result of these factors, steel mills, late in the 2005 calendar year, were reporting higher-than-normal coal inventories such that they could no longer accept new deliveries of coal.

Following the requests by customers to delay shipments in October and November as a result of their over-committing to coal suppliers for the current fiscal year, the Company recommenced shipments in December 2005. These steel mills were unable to take the full contracted tonnage for the fiscal year ended March 31, 2006; however, the majority of remaining tonnages have been carried over to the next fiscal year at the current year prices.

In light of these circumstances, coal settlements for the 2006 coal year have taken place for the majority of PCI and coking coal production. Reported settlements indicate that the contracted price for low-volatile PCI coal is in the mid to high US$60/tonne range while coking coal settlements have been noted in the range of US$90 - 115 depending upon the individual specifications for the coking coal and the Company’s pricing settlements to date have been consistent with these ranges. The price differential between coking coal and PCI is much wider than is traditionally the case and the Company expects that this will increase PCI coal demand from steel mills where the blast furnace can accept more such coal in the mix. Accordingly, the Company currently anticipates that the long-term pricing for PCI will be relatively stronger than the current year and that the price gap between our PCI and coking coal products will narrow as a result.  The fundamentals of the steel business remain positive over the longer term with growing demand for the product and new steel making and coke making capacity being developed by a number of large steel companies.

The Company has evaluated these market conditions and revised its production plans accordingly such that it intends to market approximately 650,000 tonnes of PCI and 350,000 tonnes of coking coal product in the fiscal year ending March 31, 2007. At present, the Company has commitments from customers for approximately 900,000 metric tonnes of PCI and coking coal at an average sales price of approximately US$82 per tonne. This includes carryover tonnage from the fiscal year ended March 31, 2006.

The Company continues to place increased focus on its coking coal product. A number of steel mills have received the coking coal samples and are performing their own internal analysis and quality evaluation.  The Company also sent samples to a highly respected independent laboratory to conduct coking tests on the same product.  The coking test results from this laboratory and from the steel mills that have reported their results to the Company indicate the Willow Creek coking coal is a high quality product that compares favourably with the best quality coals coming from Canada.  The Company continues to pursue negotiations with steel producers to enter into agreements for trial cargos and contracts for the coking coal for the upcoming fiscal year. Typically in the industry, steel mills will reserve a portion of their total estimated coking coal needs for the year to allow new products to be tested.  For this reason and based on the high quality of the product, management believes that total sales, including carryover, will exceed 1 million tonnes in fiscal 2007 year.  Management is also confident that coking coal trial shipments in the current fiscal year will support higher coking coal sales from Fiscal Year 2008 onwards.

In early June 2006, the Company successfully completed its first commercial coking coal shipment from the Willow Creek mine, loading approximately 50,000 tonnes of coking coal for a European customer.

The Company previously indicated that sales for the quarter ending June 30, 2006 were anticipated to be 300,000 tonnes. This sales target has been revised to approximately 180,000 tonnes, partly as a result of delayed customer shipping schedules and partly due to a lack of coal availability. The lack of availability arose as a result of major equipment failures at the Willow Creek mine such that the Company was not able to meet budgeted production targets. The Company has been discussing this situation with its service provider and plans are being developed to compensate for the low production with additional equipment being brought to the Willow Creek mine. Additionally, there was a partial derailment of one of the trains en route to port which further restricted availability of product causing customers to defer their orders.

Production and Reserves

The Company has experienced higher operating costs during the second half of the fiscal year ended March 31, 2006 due to strip ratios of approximately 8.4:1. In October 2005, the Company performed additional drilling at the Willow Creek Mine site to provide additional data and assist in amending the five-year mine plan to enhance mining efficiencies. The work performed on updating the Company’s five-year mine plan was overseen by Mr. Roy Fougere, P. Eng, the Assistant Mine Manager at Falls Mountain Coal Inc., the Company’s wholly owned subsidiary. Mr. Fougere has 18 years of mining experience, including experience with western Canadian coal mines of similar geological complexity. The analysis was recently completed and provided the following updated indications with regard to the Willow Creek Mine:

•

Strip ratios for the fiscal year commencing April 1, 2006 are estimated to be 6:1. These ratios were discussed in the Company’s current updated Technical Report and are reflective of the expansion to the Company’s 4c pit. As discussed earlier in this MD&A, this should result in reduced mining costs for the Willow Creek Mine. It is further anticipated that strip ratios will continue to decrease over the life of the mine.

In order to secure sufficient storage capacity and reduce rail haulage times the Company has begun shipping through Ridley Terminals in Prince Rupert in addition to Neptune Terminals in North Vancouver. The first customer shipment through Ridley Terminals was made early in January 2006.  This additional port alternative will add to the Company’s flexibility in its supply chain so as to service customer needs.

The Company plans to produce approximately 1.2 million tonnes of coal in its 2007 fiscal year in order to meet its anticipated sales targets and also to ensure that a sufficient volume of coal is on hand and available at the ports as the Company enters the new fiscal year beginning April 1, 2007.

In order to achieve the planned level of production for the 2006 calendar year, the Company will require an amendment to its mining permit. A permit amendment application was filed with British Columbia provincial government regulators in March 2005 requesting an increase from the currently permitted production level of 0.9 million tonnes per calendar year to 2.2 million tonnes per calendar year.  The mine permit amendment application details an accelerated production rate using the current Willow Creek Coal Mine reserves and the mine and plant infrastructure without any increase in the area of mining, known as the mine “footprint.” While it is not certain that the mine permit amendment will be granted, the Company does not currently anticipate that its application will be rejected and has been working with the regulators to provide updated information as requested. The additional information requested has primarily related to geotechnical reviews, additional testing for the potential of acid rock drainage and leaching from mine waste and drainage and water monitoring. Several items requested by the regulators necessitate the passing of a certain amount of time so that the results can be analyzed fully. The Company filed all required information with the regulators during March 2006.

The Company’s current contract with its mining contractor expires on August 31, 2006 and both parties are currently in the process on negotiating a long-term contract. In the event that the Company in unable to reach an acceptable agreement with the contractor to provide services, its operations could be disrupted, which could have a material adverse effect on its business and production plans for the fiscal year beginning April 1, 2007.

As disclosed in Note 1 to the audited consolidated financial statements for the year ended March 31, 2006, the Company’s continuing operations are dependent on management’s ability to obtain additional loan financing, the raising of additional debt or equity capital and the Company’s ability to sustain profitable operations.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under  the Company’s existing debt arrangements and its debt service requirements and the other  risk factors  discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated June 21, 2006.

PINE VALLEY MINING CORPORATION

“Graham Mackenzie”

Graham Mackenzie

President and Chief Executive Officer

Contacts:

Sam Yik

Martin Rip

Vice President Corporate Development

    and Commercial Operations

Vice President, Finance, CFO and Secretary

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com